SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Tax ID (CNPJ) # 76.483.817/0001-20

PUBLICLY TRADED COMPANY

CVM Record 1431 - 1

EXTRACT OF THE MINUTES OF THE 62nd EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

(Free translation from original in Portuguese)

1. VENUE: Rua Coronel Dulcídio, 800, Curitiba - PR. 2. DATE AND TIME: December 18, 2003, from 2.00 pm to 6.50 pm. 3. BOARD: João Bonifácio Cabral Júnior - President; Paulo Cruz Pimentel – Executive Secretary. 4. AGENDA AND DELIBERATIONS: Item I – STATUTORY CHANGES. The statutory changes, consolidated by the Board of Directors and the Executive Officers, were discussed and approved, and will be submitted to the General Shareholders Meeting, which will be summoned at the appropriate time. Item II – APPROVAL OF COPEL’S BUDGET FOR 2004. Copel’s budget for 2004 was approved. It was elaborated in accordance with the Company’s budget guidelines at the 103rd Meeting of the Board of Directors dated 12.02.2003. Item III – OTHER MATTERS OF INTEREST OF THE BOARD OF DIRECTORS. Under this item, the termination of the participation hold by Copel in Campos Novos Energia S.A. – Enercan was approved, according to studies and criteria defined by the Executive Officers. 5. SIGNATURES: JOÃO BONIFÁCIO CABRAL JÚNIOR - President; PAULO CRUZ PIMENTEL – Executive Secretary; ACIR PEPES MEZZADRI; LUÍS ANTÔNIO ROSSAFA; LINDSLEY DA SILVA RASCA RODRIGUES; ROBERTO ANTÔNIO VON DER OSTEN; AMÉRICO ANTONIO GAION. Fiscal Counselors: PAULO ROBERTO TROMPCZYNSKI, ANTÔNIO RYCHETA ARTEN, NELSON PESSUTI, MOACIR JOSÉ SOARES.

The minutes of the 62nd Extraordinary Meeting of the Board of Directors will be drawn up and included in the appropriate book number 05, registered in the Commercial Registrar of the State of Paraná under no. 00/056085-5, on August 8, 2000.

PAULO CRUZ PIMENTEL
Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2003

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.